SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6*)

FORMULA SYSTEMS (1985) LTD.
(Name of Issuer)

Ordinary Shares, Nominal Value NIS 1.00
(Title of Class of Securities)

346414 105
(CUSIP Number)

Naftali Shani
Emblaze Ltd.
22 Zarhin Street
Ra’anana, Israel
+972-9-7699500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346414 105
1.	NAMES OF REPORTING PERSONS Emblaze Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.  Security and Issuer.

This Amendment No. 6 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed by Emblaze Ltd. (the “Reporting Person”) with the Securities and Exchange Commission on November 30, 2006 (the “Statement”), as amended by Amendment No. 1, filed by the Reporting Person on December 26, 2006, Amendment No. 2, filed by the Reporting Person on February 1, 2007, Amendment No. 3, filed by the Reporting Person on April 10, 2007, Amendment No. 4, filed by the Reporting Person on December 31, 2008, and Amendment No. 5, filed by the Reporting Person on July 9, 2009, relates to the ordinary shares, nominal value NIS 1.00 per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”).   The principal executive offices of the Issuer are located at 5 Haplada Street, Or Yehuda 60218, Israel.  This Amendment amends and supplements the Statement, as previously amended.  Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement, as previously amended.

This Amendment is being filed by the Reporting Person in order to report the sale by the Reporting Person, on November 25, 2010, of all 6,687,642 Ordinary Shares previously held by it (the “Sold Shares”) to Asseco Poland S.A., a Polish joint-stock company (the “Purchaser”), pursuant to that certain Agreement, dated as of September 3, 2010, by and between the Reporting Person and the Purchaser (annexed as Exhibit 1 hereto, the “Share Purchase Agreement”).  As a result of the consummation of such sale of the Sold Shares pursuant to the Share Purchase Agreement (the “Share Sale Transaction”), the Reporting Person no longer possesses beneficial ownership (whether voting or dispositive power) with respect to any Ordinary Shares.

Item 2: Identity and Background

The information set forth in the Statement, as amended heretofore, is incorporated by reference in this Item 2.

Item 3: Source or Amount of Funds or Other Consideration

The information set forth in the Statement, as amended heretofore, is incorporated by reference in this Item 3.

Item 4: Purpose of Transaction

As part of the consummation of the Share Sale Transaction pursuant to the Share Purchase Agreement, each of Naftali Shani, Shlomo Ness, Tal Barnoach and Shimon Laor has resigned, effective as of November 25, 2010, from the Issuer’s board of directors (the “Board”) and Messrs. Marek Panel and Marcin Rulnicki have been elected to fill two of the vacancies on the Board that were created as a result of the foregoing resignations.

Except as otherwise described in this Item 4, as of the filing of this Amendment, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of Ordinary Shares, or the disposition of Ordinary Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the American Depositary Receipts of the Issuer, each representing one Ordinary Share (the “ADRs”), to be delisted from the Nasdaq Global Market, or the Ordinary Shares to be delisted from the Tel Aviv Stock Exchange (or from any other national securities exchange on which the Ordinary Shares or ADRs may be listed in the future); (i) causing the ADRs or Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5: Interest in Securities of the Issuer

(a), (b) The Reporting Person does not own any Ordinary Shares and therefore does not possess voting or dispositive power (whether sole or shared) with respect to any Ordinary Shares of the Issuer.

(c) Other than the Reporting Person’s sale of the Sold Shares (as described in Item 1 above) pursuant to the Share Purchase Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person.

(d) None.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares on November 25, 2010 (upon the consummation of the Share Sale Transaction pursuant to the Share Purchase Agreement).

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Certain representations and warranties of the Reporting Person and the Purchaser under the Share Purchase Agreement have survived the consummation of the Share Sale Transaction.

Item 7: Material to Be Filed as Exhibits

Exhibit 1 – Agreement, dated as of September 3, 2010, by and between the Reporting Person and Asseco Poland S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2010

EMBLAZE LTD.

By: /s/ Naftali Shani
Name: Naftali Shani
Title: Executive Chairman of the Board of Directors